Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of LogicMark, Inc. on Form S-1 of our report dated April 15, 2022 with respect to our audits of the financial statements of LogicMark, Inc. as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020, appearing in the Annual Report on Form 10-K of LogicMark, Inc. for the year ended December 31, 2021. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

We were dismissed as auditors on June 17, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after June 17, 2022.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

December 6, 2022